Exhibit 99.1

CIBC Announces Second Quarter 2024 Results

Toronto, ON – May 30, 2024 – CIBC (TSX: CM) (NYSE: CM) today announced its financial results for the second quarter ended April 30, 2024.

Second quarter highlights

	Q2/24	Q2/23 (1)	Q1/24	YoY Variance	QoQ Variance
Revenue	$6,164 million	$5,704 million	$6,221 million	+8%	-1%
Reported Net Income	$1,749 million	$1,689 million	$1,728 million	+4%	+1%
Adjusted Net Income (2)	$1,718 million	$1,628 million	$1,770 million	+6%	-3%
Adjusted pre-provision, pre-tax earnings (2)	$2,690 million	$2,477 million	$2,862 million	+9%	-6%
Reported Diluted Earnings Per Share (EPS)	$1.79	$1.76	$1.77	+2%	+1%
Adjusted Diluted EPS (2)	$1.75	$1.70	$1.81	+3%	-3%
Reported Return on Common Shareholders’ Equity (ROE) (3)	13.7%	14.5%	13.5%
Adjusted ROE (2)	13.4%	13.9%	13.8%
Net interest margin on average interest-earnings assets (3)(4)	1.46%	1.54%	1.43%
Net interest margin on average interest-earnings assets (excluding trading) (3)(4)	1.72%	1.65%	1.72%
Common Equity Tier 1 (CET1) Ratio (5)	13.1%	11.9%	13.0%

“In the second quarter, the steady execution of our client-focused strategy across our well-diversified North American platform continued to deliver solid results and create value for our stakeholders,” said Victor G. Dodig, CIBC President and Chief Executive Officer. “Our team’s ability to attract and deepen client relationships across our bank, including in high growth segments and markets is supporting our momentum. Combined with expense discipline, our robust capital position and disciplined risk management, as well as our ongoing strategic investments, we remain well positioned to navigate the current operating environment and position our bank for the future.”

Results for the second quarter of 2024 were affected by the following items of note aggregating to a positive impact of $0.04 per share:

•

$13 million ($10 million after-tax) charge related to the special assessment imposed by the Federal Deposit Insurance Corporation (FDIC) on U.S. depository institutions, which impacted CIBC Bank USA (U.S. Commercial Banking and Wealth Management);

•

$51 million recovery to income tax that will be eliminated by the substantive enactment of a Federal tax proposal to deny the dividends received deduction for banks(6) ($71 million tax equivalent basis (TEB) revenue and tax expense in Capital Markets and Direct Financial Services with offsets in Corporate and Other; $51 million tax recovery in Capital Markets and Direct Financial Services); and

•	$14 million ($10 million after-tax) amortization of acquisition-related intangible assets.

Our CET1 ratio(5) was 13.1% at April 30, 2024, compared with 13.0% at the end of the prior quarter. CIBC’s leverage ratio(5) and liquidity coverage ratio(5) at April 30, 2024 were 4.3% and 129%, respectively.

Core business performance

Canadian Personal and Business Banking reported net income of $649 million for the second quarter, up $11 million or 2% from the second quarter a year ago, primarily due to higher revenue driven by higher net interest margin, volume growth and the impact of an additional day in the current quarter, partially offset by a higher provision for credit losses and higher expenses. Adjusted pre-provision, pre-tax earnings(2) were $1,163 million, up $149 million from the second quarter a year ago, as higher revenue was partially offset by higher adjusted(2) non-interest expenses mainly due to higher spending on strategic initiatives, and higher employee-related and performance-based compensation.

Canadian Commercial Banking and Wealth Management reported net income of $456 million for the second quarter, up $4 million or 1% from the second quarter a year ago, primarily due to higher revenue and a lower provision for credit losses, partially offset by higher expenses. The increase in revenue was due to higher fee-based revenue from market appreciation and higher commission revenue from increased client activity in wealth management. Commercial banking revenue was lower compared to the prior year due to lower deposit margins, partially offset by the impact of an additional day in the current quarter. The lower non-interest income experienced in commercial banking was a result of the reduction in the issuance of Bankers’ Acceptances ahead of the expected cessation of Canadian Dollar Offered Rate (CDOR) and was largely offset by higher net interest income from a corresponding increase in loans. Expenses increased primarily due to higher performance-based compensation. Adjusted pre-provision, pre-tax earnings(2) were $664 million, up $1 million from the second quarter a year ago, as higher revenue in wealth management was largely offset by lower revenue in commercial banking.

(1)

Certain comparative amounts have been restated to reflect the adoption of IFRS 17 in the first quarter of 2024. For additional information, see Note 1 to the interim consolidated financial statements of our Report to Shareholders for the second quarter of 2024 available on SEDAR+ at www.sedarplus.com.

(2)

This measure is a non-GAAP measure. For additional information, see the “Non-GAAP measures” section, including the quantitative reconciliations of reported GAAP measures to: adjusted non-interest expenses and adjusted net income on pages 3 to 7; and adjusted pre-provision, pre-tax earnings on page 8.

(3)

Certain additional disclosures for these specified financial measures have been incorporated by reference and can be found in the “Glossary” section of our Report to Shareholders for the second quarter of 2024 available on SEDAR+ at www.sedarplus.com.

(4)	Average balances are calculated as a weighted average of daily closing balances.
(5)

Our capital ratios are calculated pursuant to the Office of the Superintendent of Financial Institution’s (OSFI’s) Capital Adequacy Requirements (CAR) Guideline and the leverage ratio is calculated pursuant to OSFI’s Leverage Requirements Guideline, all of which are based on the Basel Committee on Banking Supervision (BCBS) standards. The Basel III reforms related to market risk and credit valuation adjustments were implemented as of November 1, 2023. For additional information, see the “Capital management” and “Liquidity risk” sections of our Report to Shareholders for the second quarter of 2024 available on SEDAR+ at www.sedarplus.com.

(6)

This item of note reports the impact on consolidated income tax expense that will be subject to an adjustment to our reported results in the third quarter of 2024 because the Federal tax proposal to deny the dividends received deduction for banks was substantively enacted on May 28, 2024. The corresponding impact on TEB in Capital Markets and Direct Financial Services and Corporate and Other is also included in this item of note with no impact on the consolidated item of note.

CIBC Second Quarter 2024 News Release 1

U.S. Commercial Banking and Wealth Management reported net income of $93 million (US$69 million) for the second quarter, up $38 million (US$29 million or 73%) from the second quarter a year ago, primarily due to a lower provision for credit losses and higher revenue, partially offset by higher expenses. Adjusted pre-provision, pre-tax earnings(1) were $291 million (US$215 million), down $21 million (US$14 million) from the second quarter a year ago, as higher revenue was more than offset by higher expenses. Higher non-interest income was primarily due to market appreciation. Non-interest expenses increased mainly due to higher spending on strategic initiatives and higher performance-based and employee-related compensation.

Capital Markets and Direct Financial Services reported net income of $560 million for the second quarter, up $63 million or 13% from the second quarter a year ago, primarily due to higher revenue from our global markets, investment banking and direct financial services businesses, partially offset by higher non-interest expenses. Expenses were up due to higher spending on strategic initiatives and higher performance-based and employee-related compensation. Adjusted pre-provision, pre-tax earnings(1) were up $13 million or 2% from the second quarter a year ago due to higher revenue, largely offset by higher expenses.

Credit quality

Provision for credit losses was $514 million, up $76 million from the same quarter last year. Provision for credit losses on performing loans was up mainly due to a lower provision reversal in Canadian Personal and Business Banking, partially offset by lower provisions in U.S. Commercial Banking and Wealth Management. Provision for credit losses on impaired loans was up mainly due to higher provisions in U.S. Commercial Banking and Wealth Management, and Canadian Personal and Business Banking, partially offset by lower provisions in Canadian Commercial Banking and Wealth Management.

(1)	This measure is a non-GAAP measure. For additional information and a reconciliation of reported results to adjusted results, where applicable, see the “Non-GAAP measures” section.

2 CIBC Second Quarter 2024 News Release

Non-GAAP measures

We use a number of financial measures to assess the performance of our business lines as described below. Some measures are calculated in accordance with GAAP (International Financial Reporting Standards), while other measures do not have a standardized meaning under GAAP, and accordingly, these measures may not be comparable to similar measures used by other companies. Investors may find these non-GAAP measures, which include non-GAAP financial measures and non-GAAP ratios as defined in National Instrument 52-112 “Non-GAAP and Other Financial Measures Disclosure”, useful in understanding how management views underlying business performance.

Management assesses results on a reported and adjusted basis and considers both as useful measures of performance. Adjusted measures, which include adjusted total revenue, adjusted provision for credit losses, adjusted non-interest expenses, adjusted income before income taxes, adjusted income taxes, adjusted net income and adjusted pre-provision, pre-tax earnings, remove items of note reported results to calculate our adjusted results. Adjusted measures represent non-GAAP measures. Non-GAAP ratios include an adjusted measure as one or more of their components. Non-GAAP ratios include adjusted diluted EPS, adjusted efficiency ratio, adjusted operating leverage, adjusted dividend payout ratio, adjusted return on common shareholders’ equity and adjusted effective tax rate.

Certain additional disclosures for these specified financial measures have been incorporated by reference and can be found in the “Non-GAAP measures” section of our Report to Shareholders for the second quarter of 2024 available on SEDAR+ at www.sedarplus.com.

The following table provides a reconciliation of GAAP (reported) results to non-GAAP (adjusted) results on a segmented basis.

$ millions, for the three months ended April 30, 2024	Canadian Personal and Business Banking	Canadian Commercial Banking and Wealth Management	U.S. Commercial Banking and Wealth Management	Capital Markets and Direct Financial Services	Corporate and Other	CIBC Total	U.S. Commercial Banking and Wealth Management (US$ millions)
Operating results – reported
Total revenue	$2,476	$1,384	$666	$1,488	$150	$6,164	$489
Provision for credit losses	270	37	186	16	5	514	136
Non-interest expenses	1,319	720	396	706	360	3,501	290
Income (loss) before income taxes	887	627	84	766	(215)	2,149	63
Income taxes	238	171	(9)	206	(206)	400	(6)
Net income (loss)	649	456	93	560	(9)	1,749	69
Net income attributable to non-controlling interests	-	-	-	-	10	10	-
Net income (loss) attributable to equity shareholders	649	456	93	560	(19)	1,739	69
Diluted EPS ($)						$1.79
Impact of items of note (1)
Revenue
Recovery to income tax that will be eliminated with the substantive enactment of a Federal proposal to deny the dividends received deduction for banks (2)	$-	$-	$-	$(71)	$71	$-	$-
Impact of items of note on revenue	-	-	-	(71)	71	-	-
Non-interest expenses
Amortization of acquisition-related intangible assets	(6)	-	(8)	-	-	(14)	(6)
Charge related to the special assessment imposed by the FDIC	-	-	(13)	-	-	(13)	(10)
Impact of items of note on non-interest expenses	(6)	-	(21)	-	-	(27)	(16)
Total pre-tax impact of items of note on net income	6	-	21	(71)	71	27	16
Income taxes
Amortization of acquisition-related intangible assets	2	-	2	-	-	4	2
Recovery to income tax that will be eliminated with the substantive enactment of a Federal proposal to deny the dividends received deduction for banks (2)	-	-	-	(20)	71	51	-
Charge related to the special assessment imposed by the FDIC	-	-	3	-	-	3	2
Impact of items of note on income taxes	2	-	5	(20)	71	58	4
Total after-tax impact of items of note on net income	$4	$-	$16	$(51)	$-	$(31)	$12
Impact of items of note on diluted EPS ($) (3)						$(0.04)
Operating results – adjusted (4)
Total revenue – adjusted (5)	$2,476	$1,384	$666	$1,417	$221	$6,164	$489
Provision for credit losses – adjusted	270	37	186	16	5	514	136
Non-interest expenses – adjusted	1,313	720	375	706	360	3,474	274
Income (loss) before income taxes – adjusted	893	627	105	695	(144)	2,176	79
Income taxes – adjusted	240	171	(4)	186	(135)	458	(2)
Net income (loss) – adjusted	653	456	109	509	(9)	1,718	81
Net income attributable to non-controlling interests – adjusted	-	-	-	-	10	10	-
Net income (loss) attributable to equity shareholders – adjusted	653	456	109	509	(19)	1,708	81
Adjusted diluted EPS ($)						$1.75

(1)	Items of note are removed from reported results to calculate adjusted results.
(2)

This item of note reports the impact on consolidated income tax expense that will be subject to an adjustment to our reported results in the third quarter of 2024 because the Federal tax proposal to deny the dividends received deduction for banks was substantively enacted on May 28, 2024. The corresponding impact on TEB in Capital Markets and Direct Financial Services and Corporate and Other is also included in this item of note with no impact on the consolidated item of note.

(3)	Includes the impact of rounding differences between diluted EPS and adjusted diluted EPS.
(4)	Adjusted to exclude the impact of items of note. Adjusted measures are non-GAAP measures.
(5)

CIBC total results excludes a TEB adjustment of $71 million for the quarter ended April 30, 2024 (January 31, 2024: $68 million; April 30, 2023: $64 million) and $139 million for the six months ended April 30, 2024 (April 30, 2023: $126 million).

(6)

Certain comparative amounts have been restated to reflect the adoption of IFRS 17 in the first quarter of 2024. For additional information, see Note 1 to the interim consolidated financial statements of our Report to Shareholders for the second quarter of 2024 available on SEDAR+ at www.sedarplus.com.

(7)	Relates to the net legal provisions recognized in the first and second quarters of 2023.
(8)

The income tax charge is comprised of $510 million for the present value of the estimated amount of the Canada Recovery Dividend (CRD) tax of $555 million, and a charge of $35 million related to the fiscal 2022 impact of the 1.5% increase in the tax rate applied to taxable income of certain bank and insurance entities in excess of $100 million for periods after April 2022. The discount of $45 million on the CRD tax accretes over the four-year payment period from initial recognition.

CIBC Second Quarter 2024 News Release 3

The following table provides a reconciliation of GAAP (reported) results to non-GAAP (adjusted) results on a segmented basis.

$ millions, for the three months ended January 31, 2024	Canadian Personal and Business Banking	Canadian Commercial Banking and Wealth Management	U.S. Commercial Banking and Wealth Management	Capital Markets and Direct Financial Services	Corporate and Other	CIBC Total	U.S. Commercial Banking and Wealth Management (US$ millions)
Operating results – reported
Total revenue	$2,497	$1,374	$681	$1,561	$108	$6,221	$507
Provision for (reversal of) credit losses	329	20	244	8	(16)	585	182
Non-interest expenses	1,280	669	478	712	326	3,465	356
Income (loss) before income taxes	888	685	(41)	841	(202)	2,171	(31)
Income taxes	238	187	(32)	229	(179)	443	(24)
Net income (loss)	650	498	(9)	612	(23)	1,728	(7)
Net income attributable to non-controlling interests	-	-	-	-	12	12	-
Net income (loss) attributable to equity shareholders	650	498	(9)	612	(35)	1,716	(7)
Diluted EPS ($)						$1.77
Impact of items of note (1)
Revenue
Recovery to income tax that will be eliminated with the substantive enactment of a Federal proposal to deny the dividends received deduction for banks (2)	$-	$-	$-	$(52)	$52	$-	$-
Impact of items of note on revenue	-	-	-	(52)	52	-	-
Non-interest expenses
Amortization of acquisition-related intangible assets	(7)	-	(8)	-	-	(15)	(6)
Charge related to the special assessment imposed by the FDIC	-	-	(91)	-	-	(91)	(67)
Impact of items of note on non-interest expenses	(7)	-	(99)	-	-	(106)	(73)
Total pre-tax impact of items of note on net income	7	-	99	(52)	52	106	73
Income taxes
Amortization of acquisition-related intangible assets	2	-	2	-	-	4	1
Recovery to income tax that will be eliminated with the substantive enactment of a Federal proposal to deny the dividends received deduction for banks (2)	-	-	-	(15)	52	37	-
Charge related to the special assessment imposed by the FDIC	-	-	23	-	-	23	17
Impact of items of note on income taxes	2	-	25	(15)	52	64	18
Total after-tax impact of items of note on net income	$5	$-	$74	$(37)	$-	$42	$55
Impact of items of note on diluted EPS ($) (3)						$0.04
Operating results – adjusted (4)
Total revenue – adjusted (5)	$2,497	$1,374	$681	$1,509	$160	$6,221	$507
Provision for (reversal of) credit losses – adjusted	329	20	244	8	(16)	585	182
Non-interest expenses – adjusted	1,273	669	379	712	326	3,359	283
Income (loss) before income taxes – adjusted	895	685	58	789	(150)	2,277	42
Income taxes – adjusted	240	187	(7)	214	(127)	507	(6)
Net income (loss) – adjusted	655	498	65	575	(23)	1,770	48
Net income attributable to non-controlling interests – adjusted	-	-	-	-	12	12	-
Net income (loss) attributable to equity shareholders – adjusted	655	498	65	575	(35)	1,758	48
Adjusted diluted EPS ($)						$1.81

See previous page for footnote references.

4 CIBC Second Quarter 2024 News Release

The following table provides a reconciliation of GAAP (reported) results to non-GAAP (adjusted) results on a segmented basis.

$ millions, for the three months ended April 30, 2023	Canadian Personal and Business Banking (6)	Canadian Commercial Banking and Wealth Management	U.S. Commercial Banking and Wealth Management	Capital Markets and Direct Financial Services	Corporate and Other	CIBC Total	U.S. Commercial Banking and Wealth Management (US$ millions)
Operating results – reported
Total revenue	$2,282	$1,336	$648	$1,362	$76	$5,704	$477
Provision for credit losses	123	46	248	19	2	438	183
Non-interest expenses	1,274	673	354	664	175	3,140	261
Income (loss) before income taxes	885	617	46	679	(101)	2,126	33
Income taxes	247	165	(9)	182	(148)	437	(7)
Net income	638	452	55	497	47	1,689	40
Net income attributable to non-controlling interests	-	-	-	-	11	11	-
Net income attributable to equity shareholders	638	452	55	497	36	1,678	40
Diluted EPS ($)						$1.76
Impact of items of note (1)
Non-interest expenses
Amortization of acquisition-related intangible assets	$(6)	$-	$(18)	$-	$(3)	$(27)	$(13)
Decrease in legal provisions	-	-	-	-	114	114	-
Impact of items of note on non-interest expenses	(6)	-	(18)	-	111	87	(13)
Total pre-tax impact of items of note on net income	6	-	18	-	(111)	(87)	13
Income taxes
Amortization of acquisition-related intangible assets	-	-	5	-	1	6	3
Decrease in legal provisions	-	-	-	-	(32)	(32)	-
Impact of items of note on income taxes	-	-	5	-	(31)	(26)	3
Total after-tax impact of items of note on net income	$6	$-	$13	$-	$(80)	$(61)	$10
Impact of items of note on diluted EPS ($) (3)						$(0.06)
Operating results – adjusted (4)
Total revenue – adjusted (5)	$2,282	$1,336	$648	$1,362	$76	$5,704	$477
Provision for credit losses – adjusted	123	46	248	19	2	438	183
Non-interest expenses – adjusted	1,268	673	336	664	286	3,227	248
Income (loss) before income taxes – adjusted	891	617	64	679	(212)	2,039	46
Income taxes – adjusted	247	165	(4)	182	(179)	411	(4)
Net income (loss) – adjusted	644	452	68	497	(33)	1,628	50
Net income attributable to non-controlling interests – adjusted	-	-	-	-	11	11	-
Net income (loss) attributable to equity shareholders – adjusted	644	452	68	497	(44)	1,617	50
Adjusted diluted EPS ($)						$1.70

See previous pages for footnote references.

CIBC Second Quarter 2024 News Release 5

The following table provides a reconciliation of GAAP (reported) results to non-GAAP (adjusted) results on a segmented basis.

$ millions, for the six months ended April 30, 2024	Canadian Personal and Business Banking	Canadian Commercial Banking and Wealth Management	U.S. Commercial Banking and Wealth Management	Capital Markets and Direct Financial Services	Corporate and Other	CIBC Total	U.S. Commercial Banking and Wealth Management (US$ millions)
Operating results – reported
Total revenue	$4,973	$2,758	$1,347	$3,049	$258	$12,385	$996
Provision for (reversal of) credit losses	599	57	430	24	(11)	1,099	318
Non-interest expenses	2,599	1,389	874	1,418	686	6,966	646
Income (loss) before income taxes	1,775	1,312	43	1,607	(417)	4,320	32
Income taxes	476	358	(41)	435	(385)	843	(30)
Net income (loss)	1,299	954	84	1,172	(32)	3,477	62
Net income attributable to non-controlling interests	-	-	-	-	22	22	-
Net income (loss) attributable to equity shareholders	1,299	954	84	1,172	(54)	3,455	62
Diluted EPS ($)						$3.55
Impact of items of note (1)
Revenue
Recovery to income tax that will be eliminated with the substantive enactment of a Federal proposal to deny the dividends received deduction for banks (2)	$-	$-	$-	$(123)	$123	$-	$-
Impact of items of note on revenue	-	-	-	(123)	123	-	-
Non-interest expenses
Amortization of acquisition-related intangible assets	(13)	-	(16)	-	-	(29)	(12)
Charge related to the special assessment imposed by the FDIC	-	-	(104)	-	-	(104)	(77)
Impact of items of note on non-interest expenses	(13)	-	(120)	-	-	(133)	(89)
Total pre-tax impact of items of note on net income	13	-	120	(123)	123	133	89
Income taxes
Amortization of acquisition-related intangible assets	4	-	4	-	-	8	3
Recovery to income tax that will be eliminated with the substantive enactment of a Federal proposal to deny the dividends received deduction for banks (2)	-	-	-	(35)	123	88	-
Charge related to the special assessment imposed by the FDIC	-	-	26	-	-	26	19
Impact of items of note on income taxes	4	-	30	(35)	123	122	22
Total after-tax impact of items of note on net income	$9	$-	$90	$(88)	$-	$11	$67
Impact of items of note on diluted EPS ($) (3)						$0.02
Operating results – adjusted (4)
Total revenue – adjusted (5)	$4,973	$2,758	$1,347	$2,926	$381	$12,385	$996
Provision for (reversal of) credit losses – adjusted	599	57	430	24	(11)	1,099	318
Non-interest expenses – adjusted	2,586	1,389	754	1,418	686	6,833	557
Income (loss) before income taxes – adjusted	1,788	1,312	163	1,484	(294)	4,453	121
Income taxes – adjusted	480	358	(11)	400	(262)	965	(8)
Net income (loss) – adjusted	1,308	954	174	1,084	(32)	3,488	129
Net income attributable to non-controlling interests – adjusted	-	-	-	-	22	22	-
Net income (loss) attributable to equity shareholders – adjusted	1,308	954	174	1,084	(54)	3,466	129
Adjusted diluted EPS ($)						$3.57

See previous pages for footnote references.

6 CIBC Second Quarter 2024 News Release

The following table provides a reconciliation of GAAP (reported) results to non-GAAP (adjusted) results on a segmented basis.

$ millions, for the six months ended April 30, 2023	Canadian Personal and Business Banking (6)	Canadian Commercial Banking and Wealth Management	U.S. Commercial Banking and Wealth Management	Capital Markets and Direct Financial Services	Corporate and Other	CIBC Total	U.S. Commercial Banking and Wealth Management (US$ millions)
Operating results – reported
Total revenue	$4,544	$2,687	$1,354	$2,843	$205	$11,633	$1,003
Provision for credit losses	281	92	346	9	5	733	256
Non-interest expenses	2,564	1,338	734	1,314	1,652	7,602	544
Income (loss) before income taxes	1,699	1,257	274	1,520	(1,452)	3,298	203
Income taxes	471	336	18	411	(60)	1,176	13
Net income (loss)	1,228	921	256	1,109	(1,392)	2,122	190
Net income attributable to non-controlling interests	-	-	-	-	20	20	-
Net income (loss) attributable to equity shareholders	1,228	921	256	1,109	(1,412)	2,102	190
Diluted EPS ($)						$2.16
Impact of items of note (1)
Non-interest expenses
Amortization of acquisition-related intangible assets	$(13)	$-	$(34)	$-	$(6)	$(53)	$(25)
Increase in legal provisions (7)	-	-	-	-	(1,055)	(1,055)	-
Impact of items of note on non-interest expenses	(13)	-	(34)	-	(1,061)	(1,108)	(25)
Total pre-tax impact of items of note on net income	13	-	34	-	1,061	1,108	25
Income taxes
Amortization of acquisition-related intangible assets	2	-	9	-	1	12	6
Increase in legal provisions (7)	-	-	-	-	293	293	-
Income tax charge related to the 2022 Canadian Federal budget (8)	-	-	-	-	(545)	(545)	-
Impact of items of note on income taxes	2	-	9	-	(251)	(240)	6
Total after-tax impact of items of note on net income	$11	$-	$25	$-	$1,312	$1,348	$19
Impact of items of note on diluted EPS ($) (3)						$1.48
Operating results – adjusted (4)
Total revenue – adjusted (5)	$4,544	$2,687	$1,354	$2,843	$205	$11,633	$1,003
Provision for credit losses – adjusted	281	92	346	9	5	733	256
Non-interest expenses – adjusted	2,551	1,338	700	1,314	591	6,494	519
Income (loss) before income taxes – adjusted	1,712	1,257	308	1,520	(391)	4,406	228
Income taxes – adjusted	473	336	27	411	(311)	936	19
Net income (loss) – adjusted	1,239	921	281	1,109	(80)	3,470	209
Net income attributable to non-controlling interests – adjusted	-	-	-	-	20	20	-
Net income (loss) attributable to equity shareholders – adjusted	1,239	921	281	1,109	(100)	3,450	209
Adjusted diluted EPS ($)						$3.64

See previous pages for footnote references.

CIBC Second Quarter 2024 News Release 7

The following table provides a reconciliation of GAAP (reported) net income to non-GAAP (adjusted) pre-provision, pre-tax earnings on a segmented basis.

$ millions, for the three months ended		Canadian Personal and Business Banking	Canadian Commercial Banking and Wealth Management	U.S. Commercial Banking and Wealth Management	Capital Markets and Direct Financial Services	Corporate and Other	CIBC Total	U.S. Commercial Banking and Wealth Management (US$ millions)
2024	Net income (loss)	$649	$456	$93	$560	$(9)	$1,749	$69
Apr. 30	Add: provision for credit losses	270	37	186	16	5	514	136
	Add: income taxes	238	171	(9)	206	(206)	400	(6)
	Pre-provision (reversal), pre-tax earnings (losses) (1)	1,157	664	270	782	(210)	2,663	199
	Pre-tax impact of items of note (2)	6	-	21	(71)	71	27	16
	Adjusted pre-provision (reversal), pre-tax earnings (losses) (3)	$1,163	$664	$291	$711	$(139)	$2,690	$215
2024	Net income (loss)	$650	$498	$(9)	$612	$(23)	$1,728	$(7)
Jan. 31	Add: provision for (reversal of) credit losses	329	20	244	8	(16)	585	182
	Add: income taxes	238	187	(32)	229	(179)	443	(24)
	Pre-provision (reversal), pre-tax earnings (losses) (1)	1,217	705	203	849	(218)	2,756	151
	Pre-tax impact of items of note (2)	7	-	99	(52)	52	106	73
	Adjusted pre-provision (reversal), pre-tax earnings (losses) (3)	$1,224	$705	$302	$797	$(166)	$2,862	$224
2023	Net income	$638	$452	$55	$497	$47	$1,689	$40
Apr. 30(4)	Add: provision for credit losses	123	46	248	19	2	438	183
	Add: income taxes	247	165	(9)	182	(148)	437	(7)
	Pre-provision (reversal), pre-tax earnings (losses) (1)	1,008	663	294	698	(99)	2,564	216
	Pre-tax impact of items of note (2)	6	-	18	-	(111)	(87)	13
	Adjusted pre-provision (reversal), pre-tax earnings (losses) (3)	$1,014	$663	$312	$698	$(210)	$2,477	$229

$ millions, for the six months ended
2024	Net income (loss)	$1,299	$954	$84	$1,172	$(32)	$3,477	$62
Apr. 30	Add: provision for (reversal of) credit losses	599	57	430	24	(11)	1,099	318
	Add: income taxes	476	358	(41)	435	(385)	843	(30)
	Pre-provision (reversal), pre-tax earnings (losses) (1)	2,374	1,369	473	1,631	(428)	5,419	350
	Pre-tax impact of items of note (2)	13	-	120	(123)	123	133	89
	Adjusted pre-provision (reversal), pre-tax earnings (losses) (3)	$2,387	$1,369	$593	$1,508	$(305)	$5,552	$439
2023	Net income (loss)	$1,228	$921	$256	$1,109	$(1,392)	$2,122	$190
Apr. 30(4)	Add: provision for credit losses	281	92	346	9	5	733	256
	Add: income taxes	471	336	18	411	(60)	1,176	13
	Pre-provision (reversal), pre-tax earnings (losses) (1)	1,980	1,349	620	1,529	(1,447)	4,031	459
	Pre-tax impact of items of note (2)	13	-	34	-	1,061	1,108	25
	Adjusted pre-provision (reversal), pre-tax earnings (losses) (3)	$1,993	$1,349	$654	$1,529	$(386)	$5,139	$484

(1)	Non-GAAP measure.
(2)	Items of note are removed from reported results to calculate adjusted results.
(3)	Adjusted to exclude the impact of items of note. Adjusted measures are non-GAAP measures.
(4)

Certain comparative amounts have been restated to reflect the adoption of IFRS 17 in the first quarter of 2024. For additional information, see Note 1 to the interim consolidated financial statements of our Report to Shareholders for the second quarter of 2024 available on SEDAR+ at www.sedarplus.com.

8 CIBC Second Quarter 2024 News Release

Making a difference in our communities

At CIBC, we believe there should be no limits to ambition. We invest our time and resources to remove barriers to ambitions and demonstrate that when we come together, positive change happens that helps our communities thrive. This quarter:

•

CIBC and the University of Waterloo announced that CIBC has committed $500,000 to improve access to education for Black undergraduate students. The CIBC Inclusion Award for Black Students is open to students entering their first year of a full-time degree program, with preference being given to students enrolled in a Science, Technology, Engineering or Mathematics (STEM) program.

•

CIBC invested $300,000 to continue proudly sponsoring HackerGal as their Lead Partner for Inclusion and Community Engagement in support of their mission to inspire Canadian girls and gender-diverse learners to code, create and become the technology leaders of tomorrow by ensuring they have the education, community and confidence to succeed in STEM.

•

CIBC Foundation and AlloProf announced the CIBC Foundation’s donation of $100,000 to support the development and dissemination of professional services and digital academic support resources, making them available free of charge to all Quebec students and their parents.

The Board of Directors of CIBC reviewed this news release prior to it being issued. CIBC’s controls and procedures support the ability of the President and Chief Executive Officer (CEO) and the Chief Financial Officer (CFO) of CIBC to certify CIBC’s second quarter financial report and controls and procedures. CIBC’s CEO and CFO will voluntarily provide to the United States (U.S.) Securities and Exchange Commission a certification relating to CIBC’s second quarter financial information, including the unaudited interim consolidated financial statements, and will provide the same certification to the Canadian Securities Administrators.

All amounts are in Canadian dollars and are based on financial statements prepared in compliance with International Accounting Standard 34 Interim Financial Reporting, unless otherwise noted.

A NOTE ABOUT FORWARD-LOOKING STATEMENTS

From time to time, we make written or oral forward-looking statements within the meaning of certain securities laws, including in this news release, in other filings with Canadian securities regulators or the U.S. Securities and Exchange Commission, in other reports to shareholders, and in other communications. All such statements are made pursuant to the “safe harbour” provisions of, and are intended to be forward-looking statements under applicable Canadian and U.S. securities legislation, including the U.S. Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements about our operations, business lines, financial condition, risk management, priorities, targets and sustainability commitments (including with respect to net-zero emissions and our environmental, social and governance (ESG) related activities), ongoing objectives, strategies, the regulatory environment in which we operate and outlook for calendar year 2024 and subsequent periods. Forward-looking statements are typically identified by the words “believe”, “expect”, “anticipate”, “intend”, “estimate”, “forecast”, “target”, “predict”, “commit”, “ambition”, “goal”, “strive”, “project”, “objective” and other similar expressions or future or conditional verbs such as “will”, “may”, “should”, “would” and “could”. By their nature, these statements require us to make assumptions, and are subject to inherent risks and uncertainties that may be general or specific. Given the continuing impact of high inflation, rising interest rates, ongoing adverse developments in the U.S. banking sector which adds pressure on liquidity and funding conditions for the financial industry, the impact of hybrid work arrangements and higher interest rates on the U.S. real estate sector, potential recession and the war in Ukraine and conflict in the Middle East on the global economy, financial markets, and our business, results of operations, reputation and financial condition, there is inherently more uncertainty associated with our assumptions as compared to prior periods. A variety of factors, many of which are beyond our control, affect our operations, performance and results, and could cause actual results to differ materially from the expectations expressed in any of our forward-looking statements. These factors include: inflationary pressures; global supply-chain disruptions; geopolitical risk, including from the war in Ukraine and conflict in the Middle East, the occurrence, continuance or intensification of public health emergencies, such as the impact of post-pandemic hybrid work arrangements, and any related government policies and actions; credit, market, liquidity, strategic, insurance, operational, reputation, conduct and legal, regulatory and environmental risk; currency value and interest rate fluctuations, including as a result of market and oil price volatility; the effectiveness and adequacy of our risk management and valuation models and processes; legislative or regulatory developments in the jurisdictions where we operate, including the Organisation for Economic Co-operation and Development Common Reporting Standard, and regulatory reforms in the United Kingdom and Europe, the Basel Committee on Banking Supervision’s global standards for capital and liquidity reform, and those relating to bank recapitalization legislation and the payments system in Canada; amendments to, and interpretations of, risk-based capital guidelines and reporting instructions, and interest rate and liquidity regulatory guidance; exposure to, and the resolution of, significant litigation or regulatory matters, our ability to successfully appeal adverse outcomes of such matters and the timing, determination and recovery of amounts related to such matters; the effect of changes to accounting standards, rules and interpretations; changes in our estimates of reserves and allowances; changes in tax laws; changes to our credit ratings; political conditions and developments, including changes relating to economic or trade matters; the possible effect on our business of international conflicts, such as the war in Ukraine and conflict in the Middle East, and terrorism; natural disasters, disruptions to public infrastructure and other catastrophic events; reliance on third parties to provide components of our business infrastructure; potential disruptions to our information technology systems and services; increasing cyber security risks which may include theft or disclosure of assets, unauthorized access to sensitive information, or operational disruption; social media risk; losses incurred as a result of internal or external fraud; anti-money laundering; the accuracy and completeness of information provided to us concerning clients and counterparties; the failure of third parties to comply with their obligations to us and our affiliates or associates; intensifying competition from established competitors and new entrants in the financial services industry including through internet and mobile banking; technological change including the use of data and artificial intelligence in our business; global capital market activity; changes in monetary and economic policy; general business and economic conditions worldwide, as well as in Canada, the U.S. and other countries where we have operations, including increasing Canadian household debt levels and global credit risks; climate change and other ESG related risks including our ability to implement various sustainability-related initiatives internally and with our clients under expected time frames and our ability to scale our sustainable finance products and services; our success in developing and introducing new products and services, expanding existing distribution channels, developing new distribution channels and realizing increased revenue from these channels; changes in client spending and saving habits; our ability to attract and retain key employees and executives; our ability to successfully execute our strategies and complete and integrate acquisitions and joint ventures; the risk that expected benefits of an acquisition, merger or divestiture will not be realized within the expected time frame or at all; and our ability to anticipate and manage the risks associated with these factors. This list is not exhaustive of the factors that may affect any of our forward-looking statements. These and other factors should be considered carefully and readers should not place undue reliance on our forward-looking statements. Additional information about these factors can be found in the “Management of risk” section of our 2023 Annual Report, as updated by our quarterly reports. Any forward-looking statements contained in this news release represent the views of management only as of the date hereof and are presented for the purpose of assisting our shareholders and financial analysts in understanding our financial position, objectives and priorities and anticipated financial performance as at and for the periods ended on the dates presented, and may not be appropriate for other purposes. We do not undertake to update any forward-looking statement that is contained in this news release or in other communications except as required by law.

CIBC Second Quarter 2024 News Release 9

Conference Call/Webcast

The conference call will be held at 7:30 a.m. (ET) and is available in English (416-340-2217, or toll-free 1-800-806-5484, passcode 1073773#) and French (514-392-1587, or toll-free 1-800-898-3989, passcode 5601311#). Participants are asked to dial in 10 minutes before the call. Immediately following the formal presentations, CIBC executives will be available to answer questions.

A live audio webcast of the conference call will also be available in English and French at www.cibc.com/ca/investor-relations/quarterly-results.html.

Details of CIBC’s fiscal 2024 second quarter results, as well as a presentation to investors, will be available in English and French at www.cibc.com, Investor Relations section, prior to the conference call/webcast. We are not incorporating information contained on the website in this news release.

A telephone replay will be available in English (905-694-9451 or 1-800-408-3053, passcode 8797228#) and French (514-861-2272 or 1-800-408-3053, passcode 6432963#) until 11:59 p.m. (ET) June 13, 2024. The audio webcast will be archived at www.cibc.com/ca/investor-relations/quarterly-results.html.

About CIBC

CIBC is a leading North American financial institution with 14 million personal banking, business, public sector and institutional clients. Across Personal and Business Banking, Commercial Banking and Wealth Management, and Capital Markets and Direct Financial Services businesses, CIBC offers a full range of advice, solutions and services through its leading digital banking network, and locations across Canada, in the United States and around the world. Ongoing news releases and more information about CIBC can be found at https://www.cibc.com/en/about-cibc/media-centre.html.

For further information:

Investor Relations: Financial analysts, portfolio managers and other investors requiring financial information may contact:

Geoff Weiss, Senior Vice-President	416-980-5093	geoffrey.weiss@cibc.com

Media Enquiries: Financial, business and trade media may contact:

Erica Belling	416-594-7251	erica.belling@cibc.com
Tom Wallis	416-980-4048	tom.wallis@cibc.com

10 CIBC Second Quarter 2024 News Release